VIA EDGAR

July 13, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Coventry Health Care, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 001-16477

Dear Mr. Rosenberg:

This letter is the response of Coventry Health Care, Inc. (“Coventry,” “we,” “us,” “our” or the “Company”) to the phone conversation that we had with SEC Staff member Dana Hartz regarding our written response dated June 19, 2007, to the Staff's comment letter dated June 5, 2007 with regard to the above filing.

The Company acknowledges that it is responsible for the accuracy and adequacy of disclosures made in the filing referred to above, and that SEC staff comments or changes in response to SEC staff comments in the Company's disclosure filings do not foreclose the SEC from taking action with respect to any filing. The Company acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company’s responses to the Staff's verbal comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the original written comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition of Results of Operations

Critical Accounting Policies and Estimates, Revenue Recognition page 34

Verbal Comment 1

We note your response to Comment 1 (dated June 19, 2007). Please confirm whether you will include the table illustrating the aging by payer in future filings in which the outstanding accounts receivable balances for periods greater than 30 days becomes material to income.

Mr. Jim B. Rosenberg

July 13, 2007

Response to Verbal Comment 1

In future filings in which the outstanding accounts receivable balances for periods greater than 30 days becomes material to income, we will include a table illustrating the aging by payer.

Critical Accounting Policies and Estimates, Medical Claims Expense and Liabilities, page 34

Verbal Comment 2

We note your response to Comment 2 (dated June 19, 2007). Please confirm that you will include enhanced disclosure in future filings.

Response to Verbal Comment 2

In future filings when we experience material prior year development of our medical liabilities, we will include enhanced disclosure of the factors that caused the material development.

We believe that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5701 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/ Shawn M. Guertin

Shawn M. Guertin

Executive Vice President

Chief Financial Officer and Treasurer